Exhibit 99.7

The merger is subject to disclosure requirements of Greece, which are different from those of the United States.  Financial statements and financial information included in the documents provided to shareholders, if any, have been prepared in accordance with accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Greece, and some or all of its officers and directors may be residents of a non-U.S. country.  You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

REPORT
(according to article 13 par. 10 of Codified Law 2190/1920)

Of the Board of Directors of “ALPHA BANK A.E.” (the “Bank”)

to
the Extraordinary (General and Special) Meeting
of its (Common and Preference) Shareholders
(including any Meeting Reconvened due to Adjournment or Interruption)

regarding
the Amendment of the Terms of a Convertible, in accordance with Article 3a of
Codified Law 2190/1920, Bond Loan of the Bank foregoing Pre-emption rights of its existing (Common and Preference) Shareholders

Dear Shareholders,

The Board of Directors of the Bank proposes to the General Meeting of its common Shareholders and to the Special Meeting of its preference Shareholders, and to any Meeting reconvened due to adjournment or interruption thereof, the following:

The approval by the relevant (General and Special) Meeting on:

(I)
The, by way of amendment of the terms of issuance of (each series of) a convertible bond loan (to common voting shares of the Bank) which were approved by the resolution on item 7 of the 2nd Repeat General Meeting of July 15, 2011:

(A)
Increase of the maximum amount of the principal of the convertible bond loan to be issued up to a percentage of 20% of the total (common and preference) share capital of the Bank, as such share capital shall derive following the consummation pursuant to the law of the merger of the Bank by absorption of the Bank EFG Eurobank Ergasias S.A. and prior to the reduction of the share capital thus formed pursuant to item 6 of the agenda of the General Meeting of October 24, 2011 and of the Special Meeting of November 15, 2011, of its Common and Preference Shareholders respectively,

(B)
Change of the range of the disposal price of the (following conversion of the above bonds) new common, registered, voting, paperless shares issued by the Bank, such price not being possible to exceed the amount of Euros 35 or be less than the nominal value from time to time of each of the common, voting shares (article 3a par. 2 section (c) of Codified Law 2190/1920), it being understood that the disposal price (as per the above) of the new shares, as the same may be finalised by the Board of Directors of the Bank by virtue of the relevant authorisation granted by the (then and current) General Meeting, may be adjusted accordingly by the Board of Directors in the case of occurrence of corporate events which could, at the judgment of the Board of Directors, result in the amendment of the economic value of the bonds to be issued, including (absolutely indicatively) the cases of increase or reduction of the share capital of the Bank, the reduction of the nominal value of the shares issued by the Bank without reduction of the share capital of the Bank (split), the increase of the nominal value of the shares of the Bank without reduction of the share capital of the Bank (reverse split), the merger or demerger of the Bank, the issuance of securities convertible or exchangeable into shares of the Bank, as well as in any other case where such readjustment is customary in accordance with the prevailing practice in the convertible bonds market,

(II)
The cancellation of the pre-emption rights of the (common and preference) Shareholders of the Bank, the present Report of the Board of Directors constituting the report determined in article 13 par. 10 of Codified Law 2190/1920, and,

(III)
Supplementing the resolution on item 7 of the Repeat General Meeting of the Shareholders of the Bank of July 15, 2011, by a relevant authorisation to the Board of Directors to materialise the changes proposed by the present.

In other respects the resolutions reached during the discussion on Item 7 of the agenda of the Repeat General Meeting dated July 15, 2011 of the common Shareholders of the Bank (continue to) remain in effect.

The announced agreement of the Boards of Directors of the Bank and of EFG Eurobank S.A. of 29.8.2011 for the merger of the two banks by absorption of the latter by the former creates a unified entity with leading market shares in all the important sectors of banking activity in Greece, as well as important presence in Southeastern Europe. The fortification of the new entity is achieved by the materialisation of a capital enhancement plan (the “Capital Enhancement Plan”).

The materialisation of the above Capital Enhancement Plan but also the difficulty in accessing international money markets, due to the current circumstances, illustrate as a necessary and proportional measure the proposed cancellation of the pre-emption rights, in order that the basis of drawing liquidity and (subject to preconditions) regulatory capital is on the one hand expanded and on the other hand diversified.

The issuance of a convertible bond loan shall contribute in the (direct or indirect) drawing of funds from the money markets at a reasonable interest rate cost, whereas the sum of the bond loan, in connection with which no pre-emption rights are granted, amounts to 20% maximum of the paid-in, following the consummation of the merger, share capital of the new entity. This is considered as acceptable, taking into account the total share capital in question following the merger, due to the possibility of participation, under the relevant terms, of the holders of common and preference shares in the superior (from the point of view of amount) increase of the share capital of the new entity announced in the framework of the Capital Enhancement Plan.